Exhibit 21

Zep Inc.

LIST OF SUBSIDIARIES

As of August 31, 2014

Subsidiary or Affiliate	State or Other Jurisdiction of Incorporation or Organization

Zep IP Holdings LLC	Georgia

Old ABI, LLC	Delaware

Acuity Specialty Products, Inc.	Georgia
-Amrep, Inc.	Delaware
-Amrep IP Holdings, LLC	Delaware
-Zep Vehicle Care Inc.	Georgia
-Acuity Holdings, Inc.	Canada
-Zep Holdings Singapore Pte. Ltd.	Singapore
-Jie Pu Hui Tong Trading (Beijing) Co., Ltd.	China
-Zep Europe B.V.	Netherlands
-Zep Romania Chemicals S.r.l.	Romania
-Zep Italia S.r.l.	Italy
-Zep Industries B.V.	Netherlands
-Hale Group (Widnes) Limited	United Kingdom
-Rexodan International Limited	United Kingdom
-Zep UK Limited	United Kingdom
-Mykal Industries Limited	United Kingdom